VIA optronics AG · Sieboldstr. 18 · DE-90411 Nuremberg

Heather Clark	Contact person:	Jürgen Eichner
U.S. Securities & Exchange Commission	Department:	Management Board
Division of Corporate Finance
100 F Street, N. E.,	Phone:	+49 911 597 575-120
Washington, DC 20549
	E-Mail:	JEichner@via-optronics.com
	Internet:	www.via-optronics.com

Nuremberg, October 24, 2022

RE: VIA optronics AG, Form 20-F for the Year Ended December 31, 2021

File No. 001-39543

Dear Ms. Clark,

Thank you for your letter dated October 11, 2022, to Mr. Jürgen Eichner, CEO of VIA optronics AG (the “Company”), setting forth the Staff´s comment on the Company´s response letter of August 4, 2022, relating to the Company´s Form 20-F for Fiscal Year Ended December 31, 2021 (the “Form 20-F”).

The Company has keyed its response in this letter to the headings and numbered comment used in the Staff´s comment letter and has marked the response with the letter “R” beside the comment number. The comment is set forth in bold-face type. Terms used, but not defined herein, have the meanings ascribed to them in the Form 20-F.

Form 20-F for the Year Ended December 31, 2021

Operating and Financial Review and Prospect

Key Business Metrics, page 70

1.

We note from your response to our prior comment 1 that you will continue to present EBITDA in your MD&A. We further note from page 70 that the reconciliation of EBITDA adjusts net loss for "financial result" which includes items not typically included in an EBITDA calculation such as "fair value gains on financial assets at FVTPL","unwind of discount on assets retirement obligation," and "fair value losses on financial assets at FVTPL." Please note that EBITDA, by definition, should only reflect adjustments for interest, taxes, depreciation and amortization. Either remove the other adjustments from your calculation of EBITDA or revise the title of your non-IFRS measure to distinguish it from EBITDA. Refer to Question 103.01 of the SEC's Compliance and Disclosure Interpretations on Non-GAAP Financial Measure for further guidance.

VIA optronics AG	Management Board	Bank Berenberg	Commercial Register
Sieboldstr. 18	Jürgen Eichner	BIC/SWIFT: BEGODEHH	Nuremberg
90411 Nuremberg	Dr. Markus Peters		Local Court
Germany			Nuremberg: HRB36200
Phone: +49 911 597 575-0	Chairman of the	IBAN
Fax: +49 911 597 575-111	Supervisory Board	DE90 2012 0000 0068 3930 16 (EUR)	VAT-ID
info@via-optronics.com	Dr. Heiko Frank	DE57 2012 0000 0568 3930 11 (USD)	DE325298215
www.via-optronics.com

R: The Company acknowledges the Staff´s comment and will remove

a)	"fair value gains on financial assets at FVTPL"
b)	"unwind of discount on assets retirement obligation"
c)	"fair value losses on financial assets at FVTPL."

from the EBITDA calculation. This will be effective for all its future filings after the date of this letter and in its annual report on Form 20-F (“Future Filings”).

VIA optronics

By:	/s/ Jürgen Eichner
Name:	Jürgen Eichner
Title:	Chief Executive Officer

VIA optronics AG	Management Board	Bank Berenberg	Commercial Register
Sieboldstr. 18	Jürgen Eichner	BIC/SWIFT: BEGODEHH	Nuremberg
90411 Nuremberg	Dr. Markus Peters		Local Court
Germany			Nuremberg: HRB36200
Phone: +49 911 597 575-0	Chairman of the	IBAN
Fax: +49 911 597 575-111	Supervisory Board	DE90 2012 0000 0068 3930 16 (EUR)	VAT-ID
info@via-optronics.com	Dr. Heiko Frank	DE57 2012 0000 0568 3930 11 (USD)	DE325298215
www.via-optronics.com